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Exhibit 99.1

YY INC.

ANNOUNCES PROPOSED OFFERING OF US$250 MILLION CONVERTIBLE SENIOR NOTES

        GUANGZHOU, CHINA—November 14, 2013: YY Inc. (NASDAQ: YY), a revolutionary rich communication social platform ("YY" or the "Company"), today announced that it proposes to offer up to US$250 million in aggregate principal amount of convertible senior notes due 2018 (the "notes"), subject to market conditions and other factors. The Company intends to grant to the initial purchasers a 30-day option to purchase up to an additional US$50 million principal amount of notes to cover over-allotments, if any. The notes will be convertible into YY's American depositary shares ("ADSs"), each representing, as of the date of this press release, 20 Class A common shares of YY. The notes will mature on November 15, 2018 and may not be redeemed by YY prior to maturity. Holders will have the right to require YY to repurchase the notes on November 15, 2016 or upon the occurrence of certain fundamental changes. YY anticipates using a portion of the proceeds to pay for its expenses associated with the capped call transactions described below. YY also plans to use up to US$50 million of the proceeds to repurchase ADSs and intends to use the remainder of the proceeds for other general corporate purposes, including working capital needs and potential acquisitions of complementary businesses. The conversion rate and other terms of the notes have not been finalized and will be determined at the time of pricing of the offering.

        In connection with the offering, the Company expects to enter into capped call transactions. The capped call transactions are expected generally to reduce the potential dilution of the Company's Class A common shares and ADSs upon a conversion of notes in the event that the market value per ADS of the Company, as measured under the terms of the capped call transactions, is greater than the strike price of the capped call transactions (which initially corresponds to the initial conversion price of the notes and is subject to certain adjustments).

        The Company has been advised that, in connection with hedging the capped call transactions, the hedge counterparties or their affiliates expect to enter into various derivative transactions with respect to the Company's ADSs concurrently with, or shortly after, the pricing of the notes and may, from time to time following the pricing of the notes, enter into or unwind various derivatives and/or purchase or sell the Company's ADSs in secondary market transactions. These activities could increase (or reduce the size of any decrease in) the price of the Company's ADSs concurrently with or following the pricing of the notes, and may also cause an increase or a decrease in the price of the Company's ADSs following any conversion of notes and during the period prior to, at or following the maturity date.

        The notes, the ADSs deliverable upon conversion of the notes and the Class A common shares represented thereby have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any other jurisdiction. They may be offered and sold only in a transaction not subject to, or exempt from, registration under the Securities Act and other applicable securities laws. Accordingly, YY is offering the notes only to qualified institutional buyers ("QIBs") in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

        This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale of the notes, the ADSs deliverable upon conversion of the notes or the Class A common shares represented thereby in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

        This press release contains information about the pending offering of the notes, and there can be no assurance that the offering will be completed.

About YY Inc.

        YY Inc. is a revolutionary rich communication social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company's core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online games, karaoke, music concerts, education, live shows and conference calls.

Safe Harbor Statement

        This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY's strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY's goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY's ability to monetize the user base; YY's ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

YY Inc.

Anna Yu
Tel: (+86) 2029162000
Email:IR@YY.com

ICR, Inc.

Jeremy Peruski
Tel: +1 (646) 915-1611
Email:IR@YY.com

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  Exhibit 99.1
YY INC. ANNOUNCES PROPOSED OFFERING OF US$250 MILLION CONVERTIBLE SENIOR NOTES